Exhibit 99.3

News release…

Date: 1 February 2005
Ref: PR402g

Board changes

At the 2005 annual general meetings of Rio Tinto plc and Rio Tinto Limited in April, Sir Richard Giordano, Leon Davis and John Morschel will be retiring from the boards.

Dr. Ashton Calvert AC and Vivienne Cox have been appointed to the boards with effect from 1 February 2005. These appointments follow that of Richard Goodmanson on 1 December 2004.

Ashton Calvert is an Australian citizen and recently retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During a distinguished career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador between 1993 and 1998 prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.

Vivienne Cox is a UK citizen and executive vice president of BP plc for Integrated Supply and Trading and also for Gas Power and Renewables. She is a member of the BP Group Chief Executive’s Committee. Vivienne holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in Chemicals, Exploration, Finance, and Refining and Marketing.

Following the retirement of Sir Richard Giordano, Sir Richard Sykes will become the senior independent director.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com